Exhibit 99.2

HEXO Corp. (the “Corporation”) FORM OF PROXY (“PROXY”) Special Meeting June 14, 2022 at 4:00 p.m. (EDT) https://virtual-meetings.tsxtrust.com/1361 (the “Meeting”) RECORD DATE: May 4, 2022 CONTROL NUMBER: SEQUENCE # FILING DEADLINE FOR PROXY: June 10, 2022 at 4:00 p.m. (EDT) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Rose Marie Gage, whom failing Roch Vaillancourt (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided belowE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Note Amendment Resolution AGAINST To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying management information circular (the “Circular”), authorizing and approving certain amendments to the Corporation’s senior secured convertible note as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the potential issuance of more than 25% of the issued and outstanding Common Shares (on a non-diluted basis) in connection with the Amended Note (as defined in the Circular); (ii) the issuance of Common Shares to Tilray Brands, Inc., the proposed holder of the Amended Note, which may “materially affect control” of the Corporation; and (iii) the potential issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares less the maximum allowable discount, both as determined by TSX rules, in the event that it wishes to or is required to satisfy certain redemption or other payments under or in connection with the Amended Note in Common Shares. 2. Standby Commitment Resolution FOR AGAINST To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, approving certain aspects of the Corporation’s Equity Purchase Agreement with 2692106 Ontario Inc. (the “Investor”) and KAOS Capital Ltd., as required pursuant to the rules of the TSX, including (i) the potential issuance of more than 25% of the issued and outstanding Common Shares (on a non-diluted basis) to the Investor; (ii) the issuance of Common Shares to the Investor which may “materially affect control” of the Corporation; and (iii) the potential issuance of Common Shares to the Investor at a price less than the market price of the Common Shares less the maximum allowable discount, both as determined by TSX rules. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED 304052-00116May2022 03:06 LEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions Notice-and-Access 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery CORPORATION. of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH and management’s discussion and analysis, on a website in addition to SEDAR. THE MEETING MATERIALS PRIOR TO VOTING. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be 3. If you appoint the Management Nominees to vote your requested at any time during this period. securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the with the Management Voting Recommendations highlighted reverse. You should review the Information Circular before voting. for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance HEXO Corp. has elected to utilize notice-and-access and provide you with the following information: with your instructions or, if no instructions are given, as Meeting materials are available electronically at www.sedar.com and also at they in their discretion choose. https://docs.tsxtrust.com/2092. 4. This proxy confers discretionary authority on the person named If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email to vote in his or her discretion with respect to amendments or tsxtis@tmx.com. In order to receive a paper copy in time to vote before the variations to the matters identified in the Notice of the Meeting meeting, your request should be received by June 3, 2022. accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit https://www.tsxtrust.com/t/investor-hub/forms/investor-insite-registration Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.304052-001 16May2022 03:06 www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 051022_v1